Exhibit 99.2

Ad hoc announcement pursuant to Art. 53 LR

RELIEF THERAPEUTICS Holding SA to Hold Extraordinary General Meeting

Relief Therapeutics Calls Extraordinary General Meeting

Anticipated Board of Directors Overhaul

GENEVA (MAR. 27, 2024) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief Therapeutics, or the Company), a biopharmaceutical company committed to delivering innovative treatment options for select specialty, unmet and rare diseases, today announced it has called an extraordinary general meeting (the EGM) of shareholders to be held at 03:00 p.m. CEST on April 26, 2024.

The purpose of the meeting is to vote on several specific items: the election of three nominees to the Board of Directors (the Board); adjustments to the Company’s share capital; matters related to the Board and Executive Committee compensation and discharge; and textual amendments to conform the Articles of Association to the new corporate law. We believe such measures enjoy support of the Company’s largest shareholder and will enhance the Company's flexibility for future financial operations and business opportunities.

AGENDA

1.    Election of new members of the Board of Directors

Shareholders will vote on the election of Mr. Peter de Svastich, Mr. Gregory Van Beek, and Mr. Thomas Elzinga as new members of the Board, for a term of office extending until completion of the next Annual General Meeting expected in June 2024. The three nominees are being proposed by Global Emerging Markets (GEM), the Company's largest shareholder with approximately 23% of the Company's outstanding share capital. Detailed presentations about the Board nominees can be found in the comprehensive agenda, available here.

Ms. Patrice Jean and Mr. Thomas Plitz, current Board members, announced their intent to conclude their service upon the election of the Board nominees. Mr. Selvaraju, Chairman of the Board, and Ms. Lock, member of the Board and interim CEO of the Company, will continue their service.

2.    Capital Reduction by Reduction of Nominal Value

The Board proposes to reduce the nominal value of the Company's share capital from CHF 56'163'348.00 to CHF 1'404'083.70 by reducing the nominal value of each share from CHF 4.00 to CHF 0.10. This technical adjustment comes as the share currently quotes at a price below its par value. This situation presents practical implications, including limiting the Company's ability to raise capital. The number of outstanding shares, as well as shareholders' financial and patrimonial rights, will not be affected by the reduction in par value. The modification of the share capital shall render the capital band provisions under the Articles of Association void.

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3.    Reinstatement and Extension of the Capital Band

Subject to and contingent upon the approval of the reduction of nominal value (second agenda item above), the Board proposes to reinstate and increase the Company's capital band to 7'000'000 shares and extend its duration until April 25, 2029, maintaining a capital band authorizing capital increases of not more than 50% of the ordinary share capital. The proposed capital band will allow the Board to maintain full flexibility in connection with possible future financing and business opportunities.

4.    Increase of the Conditional Share Capital

Subject to and contingent upon the approval of the reduction of nominal value (second agenda item above), the Board proposes to increase the existing conditional share capital to 7'000'000 shares, maintaining a total conditional share capital of around but not more than 50% of the ordinary share capital. The allocation of the conditional capital is proposed as follows: 1'000'000 shares are designated for the potential granting of stock options to attract and retain key personnel, aligning their interests with those of the shareholders, and 6'000'000 shares are reserved for issuing of financial instruments convertible into shares in support of future financing and business opportunities.

5.    Votes on the compensation of the members of the Board of Directors and of the Executive Committee

The Board proposes that the General Meeting approves a maximum amount of CHF 500'000 for compensation of the members of the Board for the period from the Annual General Meeting 2023 until the Annual General Meeting 2024, and a maximum amount of CHF 4'000'000 for the members of the Executive Committee for the financial year 2024. These compensation envelopes are inclusive of fixed and variable compensation, stock options, and other benefits.

6.    Discharge of the Board of Directors and the Executive Committee

The Board proposes that the General Meeting grants discharge to each and all members of the Board and of the Executive Committee, including former members, for the financial years 2022 and 2023. Pursuant to Swiss corporate law, discharge for the financial year 2023 will be limited to facts disclosed by the Company or known by the Company’s shareholders as of the time of the meeting.

7.    Amendments to the Articles of Association related to the New Corporate Law

The Board proposes textual amendments to article 23 para. 1 and article 25 para. 3 of the Articles of Association for alignment with the new corporate law.

The formal notice of convocation to the EGM, including voting guidelines, will be sent on or around April 4, 2024, to registered shareholders. The comprehensive agenda, which includes further details on these motions, is available here.

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ABOUT RELIEF THERAPEUTICS

Relief Therapeutics is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety, and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief Therapeutics' portfolio offers a balanced mix of marketed, revenue-generating products, our proprietary, globally patented Physiomimic™ and TEHCLO™ platform technologies and a targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare metabolic disorders, rare skin diseases and rare respiratory diseases. In addition, Relief Therapeutics is commercializing several legacy products via licensing and distribution partners. Relief Therapeutics' mission is to provide therapeutic relief to those suffering from rare diseases and is being advanced by an international team of well-established, experienced biopharma industry leaders with extensive research, development and rare disease expertise. Relief Therapeutics is headquartered in Geneva, with additional offices in Balerna, Switzerland, Offenbach am Main, Germany and Monza, Italy. Relief Therapeutics is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, please visit our website www.relieftherapeutics.com or follow Relief Therapeutics on LinkedIn.

CONTACT:

RELIEF THERAPEUTICS Holding SA

Jeremy Meinen

Chief Financial Officer

contact@relieftherapeutics.com

DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, including its ability to achieve its corporate, development and commercial goals, and other factors which could cause the actual results, financial condition, performance or achievements of Relief Therapeutics to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors, including those described in Relief Therapeutics' filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC), could adversely affect Relief Therapeutics. Copies of Relief Therapeutics’ filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief Therapeutics does not undertake any obligation to update the information contained herein, which speaks only as of this date.

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